

Mail Stop 4628

July 6, 2016

Via E-mail
Christian A. Garcia
Acting Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

> **Re:** **Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 5, 2016**
> **File No. 1-03492**

Dear Mr. Garcia:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources